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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                         Styling Technology Corporation
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   863905 10 5
                                 --------------
                                 (CUSIP Number)


 Sam L. Leopold, 2390 E. Camelback Road, Phoenix, Arizona 85016, (602) 955-3353
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 29, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 863905 10 5                                          PAGE 2 OF 4 PAGES
---------------------                                          -----------------

1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SAM L. LEOPOLD
      --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
      --------------------------------------------------------------------------
3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
      --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]
      --------------------------------------------------------------------------
6     CITZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
      --------------------------------------------------------------------------
                    7  SOLE VOTING POWER
                       1,024,518
       NUMBER OF       ---------------------------------------------------------
        SHARES      8  SHARED VOTING POWER
      BENEFICIALLY     -0-
       OWNED BY        ---------------------------------------------------------
         EACH       9  SOLE DISPOSITIVE POWER
       REPORTING       1,024,518
        PERSON         ---------------------------------------------------------
         WITH      10  SHARED DISPOSITIVE POWER
                       -0-
                       ---------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,024,518
      --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      25.0%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

---------------------                                          -----------------
CUSIP NO. 863905 10 5                                          PAGE 3 OF 4 PAGES
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

        Title of Class of Equity Security:  Common Stock

        Principal Executive Offices of Issuer:

               Styling Technology Corporation
               2390 East Camelback Road, Suite 435
               Phoenix, Arizona  85016

ITEM 2. IDENTITY AND BACKGROUND

 (a) Name:  Sam L. Leopold

 (b) Business address: 2390 E. Camelback Road, Suite 435, Phoenix, Arizona 85016

 (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

               Chairman of the Board, Chief Executive Officer and Director

               Styling Technology Corporation
               2390 East Camelback Road, Suite 435
               Phoenix, Arizona  85016

(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:
     None

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

(f)  Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person founded the Issuer in June 1995 with $100 of personal funds and acquired 1,000,000 shares of common stock at that time. In September 1996 the Issuer filed a Certificate of Amendment to its Certificate of Incorporation effecting a reverse stock split at the rate of 0.807851 shares of common stock for each issued and outstanding share of common stock.
Consequently, the 1,000,000 shares of the Issuer's common stock owned by the Reporting Person were converted into 807,851 shares of common stock. Upon completion of the initial public offering of the Company's common stock, the Reporting Person acquired an additional 50,000 shares of common stock with $500,000 of personal funds. The Reporting Person is also the beneficial owner of 166,667 shares of common stock issuable upon exercise of outstanding stock options.

---------------------                                          -----------------
CUSIP NO. 863905 10 5                                          PAGE 4 OF 4 PAGES
---------------------                                          -----------------

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person holds the common stock described in Item 3 for investment purposes.

     (a) through (j) - Not Applicable

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 1,024,518 shares of Common Stock representing 25.0% of the Issuer's outstanding common stock.

     (b)  Sole Power to Vote:     1,024,518 shares of Common Stock
          Shared Power to Vote:   None
          Sole Power to Dispose:  1,024,518 shares of Common Stock
          Shared Power to Vote:   None

          The number of shares and percentage shown includes 250,000 shares issuable upon exercise of outstanding stock options.

     (c) On May 1, 1997, the Reporting Person acquired an option to purchase 125,000 shares of the Issuer's common stock at the price of $9.75 per share.*

          On January 29, 1998, the Reporting Person acquired an option to purchase 125,000 shares of the Issuer's common stock at the price of $15.875 per share, 41,667 of which are currently exercisable.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None
                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     March 2, 1998                                  /s/ Sam L. Leopold
-----------------------                             ----------------------------
         Date                                               Signature

                                                        Sam L. Leopold
                                                    ----------------------------
                                                              Name

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

*This transaction occurred prior to the reporting period, but was not previously reported on Schedule 13D.